Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     ARC Energy Trust announces closing of a private placement of notes

     <<
     /NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR DISSEMINATION IN THE
     UNITED STATES/
     >>

     CALGARY, April 14 /CNW/ - (AET.UN and ARX - TSX) ARC Energy Trust (the
"Trust" or "ARC") is pleased to announce that it has closed a private placement of long-term debt in the form of senior secured notes to a group of institutional investors totaling approximately US$125 million.
     The notes were offered in three tranches, one tranche of US$67.5 million senior notes with a five year average life repayable in years 2012 through
2016 issued at an interest rate of 7.19 per cent. The second tranche of US$35 million senior notes with a 10 year average life repayable in years 2017 through 2021, issued at an interest rate of 8.21 per cent. The third tranche of Cdn$29 million senior notes was issued with a five year average life repayable in years 2012 through 2016, issued at an interest rate of 6.5 per cent.
     Proceeds from the offering will be used to repay a portion of the
Company's outstanding bank debt consistent with its objective of diversifying its access to other credit markets. Citigroup Global Markets Inc. acted as exclusive placement agent on the offering.
     ARC has also extended its agreement to April 2012 with Prudential Capital
Group, an institutional investment division of Prudential Financial, Inc., that allows for an aggregate draw of up to US$225 million at current U.S.
Treasuries, plus an agreed upon credit spread. ARC has currently drawn US$87 million under this agreement.

     This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the notes in any jurisdiction in which such offer, solicitation or sale would be unlawful.
The notes have not been and will not be registered under the United States
Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

     ARC Energy Trust is one of Canada's largest conventional oil and gas royalty trusts with an enterprise value of approximately $4.4 billion. ARC
Energy Trust units trade on the TSX under the symbol AET.UN and ARC Resources exchangeable shares trade under the symbol ARX.

     <<
     ARC RESOURCES LTD.

     John P. Dielwart
     Chief Executive Officer
     >>

     %SEDAR: 00001245E          %CIK: 0001029509

     /For further information: about ARC Energy Trust, please visit our website www.arcenergytrust.com or contact: Investor Relations, E-mail:
ir(at)arcresources.com, Telephone: (403) 503-8600, Fax: (403) 509-6417, Toll Free
1-888-272-4900, ARC Resources Ltd., Suite 2100, 440 - 2nd Avenue S.W. Calgary,
AB, T2P 5E9/
     (AET.UN. ARX.)

CO:  ARC Energy Trust; ARC Resources Ltd.

CNW 17:20e 14-APR-09